SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                           ---------------------------

                                    FORM 8-A

                FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
                    PURSUANT TO SECTION 12(b) OR 12(g) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

                             WESTPOINT STEVENS INC.
--------------------------------------------------------------------------------
             (Exact Name of Registrant as Specified in its Charter)

                Delaware                                    36-3498354
(State of Incorporation or Organization)                 (I.R.S. Employer
----------------------------------------                 ----------------
                                                        Identification no.)

 507 West Tenth Street, West Point, GA                       31833
----------------------------------------                   ----------
(Address of Principal Executive Offices)                   (Zip Code)

If this form relates to the registration of a class of securities pursuant to
Section 12(b) of the Exchange Act and is effective upon filing pursuant to General Instruction A.(c), please check the following box. [x]

If this form relates to the registration of a class of securities pursuant to
Section 12(g) of the Exchange Act and is effective upon filing pursuant to General Instruction A.(d), please check the following box. [ ]

Securities Act registration statement file number to which this form relates:
______________ (if applicable)

       Securities to be registered pursuant to Section 12(b) of the Act:

    Title of Each Class                         Name of Each Exchange on Which
    to be so Registered                         Each Class is to be Registered
    -------------------                         ------------------------------
Common Stock Purchase Rights                       New York Stock Exchange

       Securities to be registered pursuant to Section 12(g) of the Act:

                                      None
                                ----------------
                                (Title of Class)


NY2:\989721\02\L7_902!.DOC\80765.0004
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Item 1.           Description of Registrant's Securities to be Registered

                  On May 9, 2001, the Board of Directors of WestPoint Stevens Inc., a Delaware corporation (the "Corporation"), declared a dividend distribution of one Common Stock Purchase Right (a "Right") for each outstanding share of common stock, par value $0.01 per share (the "Common Stock"), of the Corporation. The distribution was made payable as of May 21, 2001 to stockholders of record on that date (the "Record Date"). Each Right, once exercisable, entitles the registered holder to purchase from the Corporation one share of Common Stock at a price of $35.00 per share (the "Exercise Price"), subject to certain adjustments. The description and terms of the Rights are set forth in a Rights Agreement (the "Rights Agreement") dated as of May 9, 2001 by and between the Corporation and SunTrust Bank, as Rights Agent (the "Rights Agent").

                  As discussed below, initially the Rights will not be exercisable, certificates will not be sent to stockholders and the Rights will automatically trade with the Common Stock.

                  The Rights, unless earlier redeemed by the Board of Directors, become exercisable upon the close of business on the day (the "Distribution Date") which is the earlier of (i) the tenth day following a public announcement that a person or group of affiliated or associated persons, with certain exceptions set forth below, has acquired beneficial ownership of 15% or more of the outstanding voting stock of the Corporation (an "Acquiring Person") and (ii) the tenth business day (or such later date as may be determined by the Board of Directors prior to such time as any person or group of affiliated or associated persons becomes an Acquiring Person) after the date of the commencement by any person of a tender or exchange offer, the consummation of which would result in such person or group of affiliated or associated persons becoming an Acquiring Person.

                  An Acquiring Person does not include (A) the Corporation, (B) any subsidiary of the Corporation, (C) any employee benefit plan or employee stock plan of the Corporation or of any subsidiary of the Corporation, or any trust or other entity organized, appointed, established or holding voting stock for or pursuant to the terms of any such plan, (D) any person or group of affiliated or associated persons whose ownership of 15% or more of the shares of voting stock of the Corporation then outstanding results solely from (i) any action or transaction or transactions approved by the Board of Directors before such person or group became an Acquiring Person or (ii) a reduction in the number of issued and outstanding shares of voting stock of the Corporation pursuant to a transaction or transactions approved by the Board of Directors (provided that any person or group that does not become an Acquiring Person by reason of subclause (i) or (ii) of this clause (D) shall become an Acquiring Person upon acquisition of an additional 1% or more of the Corporation's voting stock unless such acquisition of additional voting stock would not result in such person becoming an Acquiring Person by reason of subclause (i) or (ii) of this clause (D)), (E) any person who, as of May 9, 2001, together with all affiliates and associates of such person, was the beneficial owner of 15% or more of the voting stock of the Corporation outstanding as of such date;


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provided, however, that any person described in this clause (E) shall become an
Acquiring Person if (i) such person, together with all affiliates and associates of such person, after May 9, 2001, acquires beneficial ownership of an additional 1% or more of the voting stock of the Corporation (unless such acquisition is pursuant to a transaction described in clause (D)(i) or (D)(ii) above) or (ii) such person, together with all affiliates and associates of such person, after May 9, 2001, reduces its beneficial ownership of the voting stock to less than 15% of the outstanding voting stock and thereafter becomes the beneficial owner of 15% or more of the outstanding voting stock (unless such acquisition is pursuant to a transaction described in clause (D)(i) or (D)(ii) above), or (F) any Lender (as defined below) or group of Lenders, together with all affiliated or associated persons of any such Lender or group of Lenders, whose ownership of 15% or more of the shares of voting stock of the Corporation then outstanding results solely by reason of (i) the Borrower's (as defined below) pledge of Common Stock (the "Collateral") to such Lender or group of Lenders to secure the Borrower's obligations under the Fourth Amended and Restated Loan Agreement, dated as of May 18, 1999 (the "Credit Agreement"), among Bank of America, N.A., Bank One, N.A., The Bank of New York, The Bank of Nova Scotia and First Union National Bank and their respective successors and each other lender which may become a party thereto (each, a "Lender", and collectively, the "Lenders"), WPS Investors, L.P. (the "Borrower") and Bank of America, N.A., as agent, or (ii) the acquisition of beneficial ownership or taking title to or possession of all or any portion of the Collateral as a result of the Borrower's default under the Credit Agreement, in each case pursuant to the terms of the Credit Agreement or any collateral agreement, document or instrument pursuant to which the Collateral has been pledged; provided, further, that if a Lender or group of Lenders described in this clause
(F) does not become an Acquiring Person by reason of subclause (i) or (ii) of this clause (F) or by reason of subclause (i) or (ii) of clause (D) above, such Lender or group of Lenders shall become an Acquiring Person if, after May 9, 2001, such Lender or group of Lenders (together with all affiliated or associated persons of such Lender or group of Lenders) acquires beneficial ownership of an additional 1% or more of the voting stock of the Corporation (unless such acquisition is pursuant to a transaction described in clause (D)(i) or (D)(ii) above).

                  Prior to the Distribution Date, the Rights will not be exercisable, will not be represented by a separate certificate, and will not be transferable apart from the Corporation's Common Stock, but will instead be evidenced, with respect to any of the Common Stock certificates outstanding as of the Record Date, by such Common Stock certificate with a copy of a Summary of Rights attached thereto. Until the Distribution Date (or earlier redemption, exchange or expiration of the Rights), new Common Stock certificates issued after the Record Date will contain a legend incorporating the Rights Agreement by reference. Until the Distribution Date (or earlier redemption, exchange or expiration of the Rights), the surrender for transfer of any of the Common Stock certificates outstanding as of the Record Date, with or without a copy of a Summary of Rights attached thereto, will also constitute the transfer of the Rights associated with the Common Stock represented by such certificate. As soon as practicable following the Distribution Date, separate certificates evidencing the Rights ("Right Certificates") will be mailed to holders of record of the


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Common Stock as of the close of business on the Distribution Date, and such separate certificates alone will evidence the Rights from and after the Distribution Date.

                  The Rights are not exercisable until the Distribution Date. The Rights will expire at the close of business on May 9, 2011, unless earlier redeemed or exchanged by the Corporation as described below.

                  The Exercise Price of the Rights and the number of shares of Common Stock issuable upon exercise of the Rights are subject to certain adjustments from time to time in the event of a stock dividend on, or a subdivision or combination of, the Common Stock. The Exercise Price for the Rights also is subject to adjustment in the event of extraordinary distributions of cash or other property to holders of Common Stock.

                  Unless the Rights are earlier redeemed, in the event that a person or group becomes an Acquiring Person, the Rights Agreement provides that proper provisions will be made so that each holder of record of a Right (other than Rights beneficially owned by an Acquiring Person and certain affiliates, associates and transferees thereof, whose Rights will thereupon become null and void), will thereafter have the right to receive, upon payment of the Exercise Price, that number of shares of the Common Stock having a fair market value determined in accordance with the Rights Agreement at the time of the transaction equal to approximately two times the Exercise Price (such value to be determined with reference to the fair market value of the Corporation's Common Stock as provided in the Rights Agreement).

                  In addition, unless the Rights are earlier redeemed or exchanged, in the event that, after the time that a person or group becomes an Acquiring Person, the Corporation were to be acquired in a merger or other business combination (in which any shares of Common Stock are changed into or exchanged for other securities or assets) or more than 50% of the assets or earning power of the Corporation and its subsidiaries (taken as a whole) were to be sold or transferred in one or a series of related transactions, the Rights Agreement provides that proper provision will be made so that each holder of record of a Right (other than Rights beneficially owned by an Acquiring Person and certain affiliates, associates and transferees thereof, whose Rights will thereupon become null and void) will from and after such date have the right to receive, upon payment of the Exercise Price, that number of shares of common stock of the acquiring company having a fair market value at the time of such transaction determined in accordance with the Rights Agreement equal to approximately two times the Exercise Price.

                  At any time after any person or group becomes an Acquiring Person and prior to the acquisition by such person or group of 50% or more of the outstanding voting stock, the Board of Directors of the Corporation may exchange the Rights (other than Rights owned by such person or group which will have become null and void), in whole or in part, for that number of shares of the Corporation's Common Stock having a fair market value on the date such person or group became an Acquiring Person equal to the excess of (i) the fair market value of Common Stock issuable upon the exercise of the Rights over (ii)


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the Exercise Price of the Rights, in each case subject to anti-dilution adjustments.

                  No fractional shares of Common Stock are required to be issued upon the exercise of any Right, and in lieu thereof the Corporation may cause depositary receipts to be issued or may make a cash payment, in each case as provided in the Rights Agreement.

                  At any time prior to the close of business on the tenth day after there has been a public announcement that a person has become an Acquiring Person, the Corporation may redeem the Rights in whole, but not in part, at a price of $0.001 per Right (the "Redemption Price"). Immediately upon the effective time of the action of the Board of Directors of the Corporation authorizing redemption of the Rights, the right to exercise the Rights will terminate and the only right of the holders of Rights will be to receive the Redemption Price.

                  For as long as the Rights are then redeemable, the Corporation may, except with respect to the Redemption Price, amend the Rights in any manner, including an amendment to extend the time period in which the Rights may be redeemed. At any time when the Rights are not then redeemable, the Corporation may amend the Rights in any manner that does not materially adversely affect the interests of holders of the Rights as such.

                  Until a Right is exercised, the holder, as such, will have no rights as a stockholder of the Corporation, including, without limitation, the right to vote or to receive dividends.

                  The Rights have certain anti-takeover effects. The Rights will cause substantial dilution to a person or group who attempts to acquire the Corporation on terms not approved by the Corporation's Board of Directors. The Rights should not interfere with any merger or other business combination approved by the Board since they may be redeemed by the Corporation at the Redemption Price at any time prior to the close of business on the tenth day after there has been a public announcement that a person or group has become an Acquiring Person.

                  The form of Rights Agreement between the Corporation and the Rights Agent, specifying the terms of the Rights, which includes as Exhibit A the form of Summary of Rights to Purchase Shares of Common Stock and as Exhibit B the form of Right Certificate are attached hereto as exhibits and incorporated herein by reference. The foregoing description of the Rights is qualified by reference to such exhibits.



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Item 2.           Exhibits

Exhibit No.                                Description
-----------            --------------------------------------------------------

     4.1 Rights Agreement dated as of May 9, 2001, by and between WestPoint Stevens Inc. and SunTrust Bank, as Rights Agent (incorporated by reference to Exhibit 4.1 to the Corporation's Current Report on Form 8-K filed on May 9, 2001 (SEC File No. 0-21496)). The Rights Agreement includes as Exhibit A the form of Summary of Rights and as Exhibit B the form of Right Certificate.

     99.1 Press Release of the Corporation issued on May 9, 2001 (incorporated by reference to Exhibit 99.1 to the Corporation's Current Report on Form 8-K filed on May 9, 2001 (SEC File No. 0-21496)).

     99.2              Form of Letter to Stockholders, dated May 21, 2001.





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                                    SIGNATURE

                  Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.

Date:    May 9, 2001

                               WESTPOINT STEVENS INC.



                               By:       /s/ Christopher N. Zodrow
                                   ------------------------------------------
                                   Name:     Christopher N. Zodrow
                                   Title:    Vice President
                                             and Secretary







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                                  EXHIBIT INDEX



Exhibit No.                                Description
-----------            --------------------------------------------------------

    4.1 Rights Agreement dated as of May 9, 2001, by and between WestPoint Stevens Inc. and SunTrust Bank, as Rights Agent (incorporated by reference to Exhibit 4.1 to the Corporation's Current Report on Form 8-K filed on May 9, 2001 (SEC File No. 0-21496)). The Rights Agreement includes as Exhibit A the form of Summary of Rights and as Exhibit B the form of Right Certificate.

    99.1 Press Release of the Corporation issued on May 9, 2001 (incorporated by reference to Exhibit 99.1 to the Corporation's Current Report on Form 8-K filed on May 9, 2001 (SEC File No. 0-21496)).

    99.2               Form of Letter to Stockholders, dated May 21, 2001.





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